SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934*
Arch Coal, Inc.

(Name of Issuer)
Common Stock, par value $0.01

(Title of Class of Securities)
039380407

(CUSIP Number of Class of Securities)
Michael Kelly, Esq.
Monarch Alternative Capital LP
535 Madison Avenue
New York, NY 10022
Telephone: (212) 554-1700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY  10019-6099
(212) 728-8000

October 5, 2016

(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's  initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 039380407	Page 2 of 9 Pages

1		NAME OF REPORTING PERSON Monarch Debt Recovery Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,565,051
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,565,051
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,565,051
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.26%
14		TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 039380407	Page 3 of 9 Pages

1		NAME OF REPORTING PERSON Monarch Alternative Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,308,732
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,308,732
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,308,732
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.23%
14		TYPE OF REPORTING PERSON PN, IA

SCHEDULE 13D

CUSIP No. 039380407	Page 4 of 9 Pages

1		NAME OF REPORTING PERSON MDRA GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,308,732
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,308,732
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,308,732
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.23%
14		TYPE OF REPORTING PERSON PN, HC

SCHEDULE 13D

CUSIP No. 039380407	Page 5 of 9 Pages

1		NAME OF REPORTING PERSON Monarch GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,308,732
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,308,732
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,308,732
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.23%
14		TYPE OF REPORTING PERSON OO, HC

Item 1.          Security and Issuer

This Schedule 13D relates to common shares, par value $0.01 per share (“Common Stock”), of Arch Coal, Inc. (the “Issuer”) having its principal executive offices at One City Place Drive, Suite 300, St. Louis, Missouri, 63141.

Item 2.          Identity and Background.

(a)          This Schedule 13D is filed jointly by:

(i) Monarch Debt Recovery Master Fund Ltd (“MDRF”), with respect to shares of
Common Stock owned by MDRF directly (the “MDRF Common Stock”);

(ii) Monarch Alternative Capital LP (“MAC”), which serves as advisor to a variety of funds (including MDRF) (such funds collectively, the “Funds”) with respect to shares of Common Stock of the Issuer directly owned by the Funds (including the MDRF Common Stock);

(iii) MDRA GP LP (“MDRA GP”), which is the general partner of MAC, with respect to shares of Common Stock indirectly beneficially owned by virtue of such position; and

(iv) Monarch GP LLC (“Monarch GP”), which is the general partner of MDRA GP, with respect to shares of Common Stock indirectly beneficially owned by virtue of such position.

MDRF, MAC, MDRA GP and Monarch GP are sometimes collectively referred to herein as the “Reporting Persons.”

Set forth on Schedule I hereto is the (i) name, (ii) business address, (iii) present principal occupation or employment, and (iv) citizenship of all of the directors and executive officers or persons holding equivalent positions of each Monarch GP and MDRF (the “Scheduled Persons”, each a “Scheduled Person”).

(b)          The address of MAC, MDRA GP and Monarch GP is 535 Madison Avenue, New York, New York 10022.  The address of the principal business and principal office of MDRF is c/o Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman, KY1-9008, Cayman Islands.  Schedule I hereto sets forth the principal business address of each Scheduled Person.

(c)          The principal business of MAC is to serve as investment advisor to, and to control the investment activities of, the Funds.  The principal business of MDRA GP is to serve as general partner of MAC.  The principal business Monarch GP is to serve as general partner of MDRA GP.  The principal business of MDRF is to invest and trade in securities and make other investments.  Schedule I hereto sets forth the principal occupation or employment of each Scheduled Person.

(d)          None of the Reporting Persons, nor, to the best of their knowledge, any Scheduled Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the Reporting Persons, nor, to the best of their knowledge, any Scheduled Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Not applicable.

Item 3.          Source and Amount of Funds or Other Consideration

The 3,308,732 shares of Common Stock beneficially owned by the Funds were received as part of a distribution in respect of an aggregate of $265,561,004 of bank debt cancelled in bankruptcy reorganization of the Issuer (the “Reorganization”).  $125,612,025 of such bank debt was held by MDRF.
Item 4.          Purpose of Transaction
The Reporting Persons acquired the shares of Common Stock beneficially owned by them in the Reorganization.  The Reporting Persons do not have any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of Common Stock of the Issuer.  Pursuant to the plan of reorganization, Patrick Bartels, a senior investment professional of Monarch, was appointed to the board of directors of the Issuer (the “Board”).  The Reporting Persons may, from time to time, meet and have discussions with members of the Board and senior management of the Issuer to discuss the Issuer’s business and strategies and may otherwise participate in the governance of the Issuer, including, without limitation, in connection with any consideration of extraordinary corporate transactions.
The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D, except as set forth herein.  The Reporting Persons intend to review their investment in the Issuer on a continual basis. Depending on various factors including, the Issuer’s financial position and strategic direction, actions taken by the Board of the Issuer, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock, other securities or derivative instruments related thereto or selling some or all of their Common Stock, other securities or derivative instruments, engaging in hedging or similar transactions with respect to the Common Stock, and, alone or with others, pursuing discussions with the management, the Board of the Issuer, other holders of Common Stock of the Issuer and third parties with regard to their investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
Item 5.          Interest in Securities of the Issuer
(a)          Each of MAC, MDRA GP and Monarch GP indirectly beneficially own 3,308,732 share of Common Stock.  Such shares represent 13.23% of the 25,000,000 shares of Common Stock outstanding as of October 5, 2016.  MDRF directly beneficially owns 1,565,051 shares of Common Stock, which represent 6.26% of the 25,000,000 shares of Common Stock outstanding as of October 5, 2016.  The percentages used herein and in the rest of this Schedule 13D are calculated based upon a number of outstanding shares consisting of 25,000,000 shares of Common Stock reported as outstanding in the Company’s Current Report on Form 8-K, dated as of October 7, 2016.  None of the other individual Monarch Funds own a number of shares of Common Stock representing more than 5% of the outstanding shares of Common Stock.

(b)          MAC, MDRA GP and Monarch GP share voting and dispositive power over 3,308,732 shares of Common Stock held directly by the Funds with each applicable Fund directly holding such shares, including the 1,565,051 shares of Common Stock held by MDRF.
(c)          Not applicable.

(d)          Not applicable.
(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have entered into an agreement (the “Joint Filing Agreement”) with respect to the joint filing of this statement and any amendment hereto, pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.  The description of the joint Filing Agreement contained in this Schedule 13D is qualified in its entirety by reference Exhibit 99.1 hereto.

On October 5, 2016, the Issuer and MAC, as investment manager to certain funds, entered into a letter agreement regarding board observer rights (the “Observer Rights Agreement”) which provides that a designee of MAC has the right to attend meetings of the Board and in connection therewith receive certain information from the Issuer.  MAC has appointed Tim De Santa, an investment professional of MAC, as the initial observer.  The Observer Rights Agreement automatically terminates once MAC does not have an employee who is a member of the Board.  Additionally MAC may terminate the agreement at any time by delivering notice to the Issuer.  The terms of the Observer Rights Agreement, a copy of which is filed herewith as Exhibit 99.2, are incorporated herein by reference.

In addition, MAC and the Issuer have agreed in principle that the Issuer will provide certain registration rights to MAC.  The terms of these registration rights are still being negotiated.

Except as disclosed in this Schedule 13D there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.          Material to be Filed as Exhibits

99.1	Joint Filing Agreement, dated as of October 17, 2016 by and among the Reporting Persons.
99.2	Observer Rights Agreement, dated as of October 5, 2016.
[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2016	MONARCH DEBT RECOVERY MASTER FUND LTD
By: Monarch Alternative Capital LP, its Investment Manager

By: MDRA GP, its General Partner

By: Monarch GP LLC, its General Partner

	By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member

Dated: October 17, 2016	MONARCH ALTERNATIVE CAPITAL LP
By: MDRA GP LP, its General Partner

By: Monarch GP LLC, its General Partner

	By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member

Dated: October 17, 2016	MDRA GP LP
By: Monarch GP LLC, its General Partner

	By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member

Dated: October 17, 2016	MONARCH GP LLC

	By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member

SCHEDULE I
Monarch Debt Recovery Master Fund Ltd
Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Phillip Dickie	Windward 1, Regatta Office Park West Bay Road PO Box 897 Grand Cayman KY1-1103 Cayman Islands	Director of Certain Cayman entities	Canada
Allison B. Nolan	Athena International Management Ltd. P.O. Box 30145 Grand Cayman KY1-1201 Cayman Islands	Director of certain Cayman entities	United Kingdom & Cayman Islands
Michael Weinstock	535 Madison Avenue New York, NY 10022	Chief Executive Officer of Monarch Alternative Capital LP	United States

Monarch GP LLC
Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Andrew Herenstein	535 Madison Avenue New York, NY 10022	Managing Principal of Monarch Alternative Capital LP	United States
Christopher Santana	535 Madison Avenue New York, NY 10022	Managing Principal of Monarch Alternative Capital LP	United States
Michael Weinstock	535 Madison Avenue New York, NY 10022	Chief Executive Officer of Monarch Alternative Capital LP	United States